SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                     (immediately convertible into Common)
                         (Title of Class of Securities)


                                  677864 10 0
                                 (CUSIP Number)


         Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL 60611
                                  312-321-1515
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 July 31, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on following page(s))

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  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Richard M. Jaffee   ###-##-####
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  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [ ]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
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                  7  SOLE VOTING POWER
NUMBER OF SHARES      1,148,965 Class B Shares
                         20,892 Common Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH        1,229,674 Class B Shares*
   REPORTING             20,892 Common Shares
  PERSON WITH
                         *NOTE:  Includes  80,709  Class B Shares  owned by Mrs.
                    Shirley Jaffee (wife of Richard M. Jaffee), as Trustee under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993. Mrs. Jaffee's voting of these Class B Shares has been consistent with Mr. Richard M. Jaffee's voting.
                 ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                     1,148,965 Class B Shares
                        20,892 Common Shares
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER            None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,229,674 Class B Shares*
               20,892 Common Shares
          *NOTE: Includes 80,709 Class B Shares owned by Mrs. Shirley Jaffee (wife of Richard M. Jaffee), under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993. Mrs. Jaffee is during her lifetime the trustee and sole beneficiary of this trust. Mrs. Jaffee's voting of these Class B Shares has been consistent with Mr. Richard M. Jaffee's voting.

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
            67.6% of the Class B Shares and .5% of the Common Shares,
            together representing 54.4% of the voting power of Issuer's outstanding stock at August 1, 1997. (See Item 5.)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
            IN
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


Item 1.     Security and Issuer

                  This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


Item 2.     Identity and Background

                  (a)   Richard M. Jaffee
                  (b)   Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (c)   Chairman of the Board
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
                  (d)   No
                  (e)   No
                  (f)   United States



Item 3.     Source and Amount of Funds or Other Consideration

                  No purchase of securities of Oil-Dri Corporation of America
            ("Oil-Dri") was involved.


Item 4.     Purpose of Transaction

                  Richard M. Jaffee has no present plans or proposals which
            relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

            (a) Aggregate Number and Percentage of Class Beneficially Owned. Richard M. Jaffee owns beneficially 1,148,965 shares of Class B Stock of Oil-Dri and 20,892 shares of Common Stock of Oil-Dri. The Class B Stock and 2,292 shares of the Common Stock are held by Richard M. Jaffee as Trustee under the Richard M. Jaffee Revocable Trust of June 21, 1974, as amended. In addition, 80,709 shares of Class B Stock held by Mr. Jaffee's wife, as Trustee under the Shirley H. Jaffee Declaration of Trust dated July 12, 1993, are treated for purposes of this Report as beneficially owned by Mr. Richard M. Jaffee, since Mrs. Jaffee has voted these shares consistent with Mr. Jaffee's voting. The 20,892 shares of Common Stock beneficially owned by Richard
                  M. Jaffee include 13,500 shares which he has the right to acquire within 60 days of the date of this filing through exercise of an option granted August 29, 1994 for purchase of a total of 22,500 shares under the Oil-Dri 1988 Stock Option Plan. The remaining options to purchase shares under that grant are exercisable in increments of 20% of the total grant on August 29, 1998, and 1999. The Common Stock beneficially owned by Richard M. Jaffee also includes 5,000 shares which he has the right to acquire within 60 days of the date of this filing through exercise of an option granted October 5, 1995 under the Oil-Dri 1995 Long-Term Incentive Plan to acquire a total of 20,000 shares of Oil-Dri Class A Common Stock, or if no Class A Common Stock is issued and publicly traded on any securities market when the option is exercised, then Oil-Dri Common Stock. The remaining options to purchase shares under that grant are exercisable in increments of 25% of the total grant on October 5, 1998, 1999, and 2000.

                  The shares beneficially owned by Richard M. Jaffee constitute 67.6% of the Class B Stock and .5% of the Common Stock outstanding at August 1, 1997, and, since the Class B Stock is entitled to 10 votes per share, constitute 54.4% of the voting power of Oil-Dri's Common and Class B Stock.

            (b) Sole Power to Vote or Direct Vote. 1,148,965 shares of Class B Stock and 20,892 shares of Common Stock.

                  Shared Power to Vote or Direct Vote: No shared power with Robert D. Jaffee.

                  1,229,674 shares of Class B Stock (includes 80,709 shares of Class B Stock held by Mr. Jaffee's wife as described in
                  Item 5(a))and 20,892 shares of Common Stock.

                  Sole Power to Dispose or Direct Disposition: 1,148,965 shares of Class B Stock and 20,892 shares of Common Stock.

                  Shared Power to Dispose or Direct Disposition:  None.

            (c) During the past 60 days, Mr. Richard M. Jaffee effected the following transactions:

             Amount of                                 Price
            Securities                                 Per      Where and
Date         Involved     Nature of Transaction        Share    How Effected
8/6/97      341 Class B   Acquisition by transfer to   N/A      N/A
                          Richard M. Jaffee Revocable
                          Trust from Richard M.
                          Jaffee Annuity Trust,
                          Daniel S. Jaffee Trustee

   In addition, on 8/6/97 the Shirley H. Jaffee Declaration Trust acquired 341 shares of Class B stock from the Shirley H. Jaffee Annuity Trust, Daniel S. Jaffee Trustee. Shirley H. Jaffee is Richard M. Jaffee's spouse.

            (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None


Item 7.     Material to be Filed as Exhibits

                  None

                                      SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 1997



                               /S/ RICHARD M. JAFFEE
                               (Signature)
                               Richard M. Jaffee